UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM U-9C-3

QUARTERLY REPORT PURSUANT TO RULE 58 OF
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

For the Quarter Ended December 31, 2002

AGL Resources Inc.
(Name of registered holding company)

817 West Peachtree Street, NW
Atlanta, Georgia 30308
(Address of principal executive offices)

Inquiries concerning this Form U-9C-3 may be directed to:

Richard T. O'Brien
Executive Vice President and Chief Financial Officer
AGL Resources Inc.
817 West Peachtree Street, NW
Atlanta, Georgia 30308

Table of Contents

ITEM 1 - ORGANIZATION CHART

Name of Reporting Company	Energy or Gas Related Company	Date of Organization	State of Incorporation	% of Voting Securities Held	Nature of Business
AGL Resources Inc.					
Sequent Energy Management, LP	Energy related	September 29, 2001	Georgia	100%	(a)
Georgia Natural Gas Company	Gas related	September 10, 1996	Georgia	100%	(b)
SouthStar Energy Services, LLC	Gas related	July 13, 1998	Delaware	33%	(c)
AGL Peaking Services, Inc. *	Energy related	November 21, 1997	Georgia	100%	(d)

(a) Sequent Energy Management, LP ("Sequent"), successor to AGL Energy Services, Inc. (a Georgia corporation organized July 31, 1996), is an asset optimization, gas supply services, and wholesale marketing and risk management subsidiary.

(b) Georgia Natural Gas Company ("GNG") owns a 50% interest in SouthStar Energy Services, LLC ("SouthStar"), a joint venture with subsidiaries of Dynegy Holdings Inc. and Piedmont Natural Gas Company.

(c) SouthStar offers a combination of unregulated energy products and services to industrial, commercial and residential customers in the southeastern United States.

(d) During September 2001, AGL Peaking Services, Inc. ("AGL Peaking") terminated its investment in Etowah LNG Company, LLC ("Etowah"), a joint venture with Southern Natural Gas Company. Etowah was formed for the purpose of constructing, owning, and operating a liquefied natural gas peaking facility.

* This company was inactive during the reporting period ended December 31, 2002.

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

None

ITEM 3 - ASSOCIATE TRANSACTIONS

Part I - Transactions Performed by Reporting Companies on Behalf of Associate Companies (in thousands)

Reporting Company Rendering Services	Associate Company Receiving Service (e)	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed
Sequent	Atlanta Gas Light Company	Gas supply management services	$ 86	--	--	$ 86
Sequent	Virginia Natural Gas, Inc.	Gas supply management services	$ 109	--	--	$ 109
Sequent	Chattanooga Gas Company	Gas supply management services	$ 46	--	--	$ 46

(e) All services are being provided at cost and are being billed (with the exception of certain direct billings) through AGL Services Company ("AGSC"). As per Rules 80 and 81, energy purchases are not reported hereunder.

Part II - Transactions Performed by Associate Companies on Behalf of Reporting Companies (in thousands)

Associate Company Rendering Services	Reporting Company Receiving Service	Types of Services Rendered	Direct Costs Charged	Indirect Costs Charged	Cost of Capital	Total Amount Billed
AGSC	Sequent	Support (f)	$ 576	$ 413	$ 12	$ 1,001
AGSC	GNG	Support (g)	$ 18	$ 21	$ 1	$ 40
AGSC	AGL Peaking	Support (h)	-	$ 2	-	$ 2

(f) Sequent receives support services (i.e. accounting, information services, human resources, payroll, etc.) from AGSC which are billed pursuant to a standard at-cost service agreement with AGSC. Detailed information with respect to transactions under the agreement is not provided in this report, but will be provided by Form U-13-60.

(g) GNG receives support services (i.e. accounting, legal, risk management, etc.) from AGSC which are billed pursuant to a standard at-cost service agreement with AGSC. Detailed information with respect to transactions under the agreement is not provided in this report, but will be provided by Form U-13-60.

(h) AGL Peaking receives support services from AGSC. Detailed information with respect to transactions under the agreement is not provided in this report, but will be provided by Form U-13-60.

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies (in thousands):

Total consolidated capitalization of AGL Resources as of December 31, 2002 [1]		$2,122,995	Line 1
Total capitalization multiplied by 15% (Line 1 multiplied by 0.15)		318,449	Line 2
Greater of $50 million or line 2		318,449	Line 3
Total current aggregate investment [2]			
(categorized by major line of energy-related business)			
Sequent	(31,836)		
AGL Peaking	4,917		
Total current aggregate investment		(26,919)	Line 4

Difference between the greater of $50 million or 15% of capitalization
and the total aggregate investment of the registered holding company system
(line 3 less line 4)   345,368

Investments in gas-related companies (in thousands):

Total current aggregate investment			
(categorized by major line of gas-related business)			
GNG [3]	25,247		
SouthStar [4]	44,611		
Total current aggregate investment		69,858	Line 5

Difference between the greater of $50 million or 15% of capitalization
and the total aggregate investment of the registered holding company system
(line 3 less line 5)   248,591

(1) Total capitalization consists of common shareholders' equity, long-term debt including current portion, preferred stock, and short-term debt.
(2) Total current aggregate investment consists of investment in subsidiary, net intercompany receivable (payable) balance including money pool, and retained earnings of subsidiary.
(3) Total current aggregate investment consists of investment in subsidiary and net intercompany receivable (payable) balance including money pool.
(4) Total current aggregate investment consists of investment and equity in joint venture.

ITEM 5 - OTHER INVESTMENTS

Major Line of Energy-Related Business	Other Investment in Last U-9C-3 Report	Other Investment in this U-9C-3 Report	Reason for Difference in Other Investment

None

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

Exhibit I -	Balance Sheets of Sequent, GNG, and AGL Peaking as of December 31, 2002 (Submitted under confidential treatment request pursuant to Rule 104(b))
Exhibit Ia -	Balance Sheet of SouthStar as of December 31, 2002 (Submitted under confidential treatment request pursuant to Rule 104(b))
Exhibit II -	Income Statement for the Three Months Ended December 31, 2002 for Sequent, GNG and AGL Peaking (Submitted under confidential treatment request pursuant to Rule 104(b))
Exhibit IIa -	Income Statement for the Three Months Ended December 31, 2002 for SouthStar (Submitted under confidential treatment request pursuant to Rule 104(b))
Exhibit III -	The certificate as to filing with interested state commissions is attached hereto as Exhibit III.

SIGNATURE

The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.


AGL RESOURCES INC.

By: /s/ Richard T. O'Brien

Richard T. O'Brien
Executive Vice President and
Chief Financial Officer


February 28, 2003